March 31, 2009

By EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Mark Rakip
Kevin Woody

Re:	Federal Realty Investment Trust
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 26, 2009
File No. 1-07533

Ladies and Gentlemen:

On behalf of our client, Federal Realty Investment Trust, a Maryland real estate investment trust (the “Company”), this letter responds to your letter dated March 18, 2009, providing comments relating to the Company’s Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”). In order to facilitate the Staff’s review of this letter, we have restated each of your numbered comments below and have included the Company’s response underneath each comment.

Form 10-K for the year ended December 31, 2008

Item 6. Selected Financial Data

Comment 1:

It appears that you have presented a non-GAAP financial measure, Property operating income, within your selected financial data. We are aware of management’s use of Property operating income as a segment measure, yet the presentation of a consolidated segment measure outside the required SFAS 131 reconciliation would appear to be considered the presentation of a non-GAAP financial measure. Please tell us how you have met the disclosure requirements within Item 10 (e) of Regulation S-K in regards to this measure.

Response:

The Company believes it has met the requirements within Item 10 (e) of Regulations S-K as follows:

(A)	Income from continuing operations and net income have been presented with equal prominence.

(B)	Footnote 1 provides the income statement line items that are simply summed to arrive at property operating income. All of these line items can be taken directly from the face of the income statement without adjustment. This note provides a clearly understandable method by which the users of the financial statements can understand the relationship of property operating income to various GAAP measures without unreasonable efforts.

(C)	Footnote 1 explains that property operating income is presented because it is a measure used internally to evaluate the performance of the Company’s property operations.

For further clarity, the Company will revise footnote 1 to the Selected Financial Data in future filings as follows: “Property operating income is a non-GAAP measure which consists of rental income, other property income, and mortgage interest income, less rental expenses and real estate taxes. This measure is used internally to evaluate the performance of our property operations. Property operating income should not be considered an alternative measure of operating results or cash flow from operations as determined in accordance with GAAP.”

Comment 2:

Please tell us management’s basis for reconciling the non-GAAP financial measures, EBITDA and Adjusted EBITDA, to net income. Given management’s disclosure regarding the usefulness of these measures in assessing the registrant’s ability to service debt, it would appear that these are liquidity measures where the most directly comparable GAAP financial measure would be cash flow from operations.

Response:

The Company presents Adjusted EBITDA because it approximates a key performance measure in its debt covenants. A reconciliation of EBITDA and Adjusted EBITDA to net income is more consistent with the computations required by such covenants than a reconciliation to cash flow from operations. If a reconciliation to cash flow from operations was provided, it would include many of the same reconciling items plus various other items including changes in working capital and noncash items such as minority interest, equity in earnings and impairments. The Company’s covenant does not permit it to include minority interest or equity earnings on a cash basis, consider changes in working capital or permit it to add back noncash items such as impairments. Accordingly, a reconciliation to cash flow from operations would provide no more clarity and require additional effort for the users of the financial statements.

Footnote 7 to Selected Financial Data states: “Adjusted EBITDA is presented because we believe that it provides useful information to investors regarding our ability to service debt and because it approximates a key covenant in material notes. Adjusted EBITDA should not be considered an alternative measure of operating results or cash flow from operations as determined in accordance with GAAP.” The Company will delete the reference to debt service in future filings to clarify that the presentation of Adjusted EBITDA is not intended to be a liquidity measurement. Accordingly, footnote 7 in future filings will state: “Adjusted EBITDA is presented because it approximates a key performance measure in our debt covenants, but it should not be considered an alternative measure of operating results or cash flow from operations as determined in accordance with GAAP.”

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Contingencies, page 33

Comment 3:

Please provide to us and disclose additional information regarding your policy for establishing and releasing warranty reserves. Within your response, please specifically address the establishment of $5.1 million in reserves during 2007 that was subsequently released in 2008 and management’s consideration as to whether this constituted an error in the 2007 financial statements.

Response:

The Company reserves for estimated losses, if any, associated with warranties given to a buyer at the time real estate is sold or other potential liabilities relating to that sale, taking into account any related insurance policies. These warranties may extend up to ten years and determining the related reserves requires significant judgment. If changes in facts and circumstances indicate that warranty reserves are understated, the Company accrues additional reserves at such time as a liability has been incurred and the costs can be reasonably estimated. Warranty reserves are released once the legal liability period has expired or all related work has been substantially completed.

In 2005 and 2006, the Company sold condominium units at one of its properties. During this time, warranty reserves were accrued to cover the related 10-year latent defect warranty as well as approximately $2.5 million related to certain defective work performed by third party contractors. During 2007, a sample of the condominium units with defective work was evaluated and remediated. Based on the results of remediating this first group of condominium units, the Company determined that the expected remediation efforts would be in excess of that originally expected. As part of this evaluation, management included environmental consultants, third party contractors and outside legal counsel to assist in addressing the remediation issues as well as estimating future costs. At December 31, 2007, there were multiple unknown variables including the number of condominium units with defective work, the extent and type of work needed to remediate such units and the cost to perform such remediation. Since there were significant outstanding issues, there was not enough data to support an exact estimate but management did believe it had enough information to estimate a reasonable range of outcomes. Therefore, consistent with paragraph 8 of SFAS 5, the Company determined it was both probable that a liability had been incurred and given the current information available, the amount of the loss could be reasonably estimated within a range of potential outcomes. Therefore, an accrual for the expected losses was recorded in 2007 based on the best information available to management at that time.

During 2008, the Company continued to test condominium units and refine the process for evaluating and remediating units. During this process, it was determined that the number of units requiring remediation and the scope and type of work needed on those units would result in costs that were less than previously expected. By the end of the third quarter of 2008, substantially all units with defective work were remediated and the related reserve was adjusted to actual costs incurred.

Each quarter, management reviewed the results of additional inspections, the cost of units fully remediated and any other new information available and made reasonable estimates as to the future costs to be incurred based on the best and most current information available. Inherent in financial statements are estimates and the Company clearly discloses that actual results may differ from its estimates. While there were multiple unknown factors that could affect its estimate, the Company had both incurred a liability and management believed it could reasonably estimate the potential loss consistent with SFAS 5. Therefore, consistent with the disclosures in the Form 10-K, the Company believes this was a change in estimate and not an error.

The Company’s current disclosure regarding warranty reserves addresses the establishment of reserves. For further clarity related to releasing reserves, the Company will add the following disclosure: “If changes in facts and circumstances indicate that warranty reserves are understated, the Company accrues additional reserves at such time a liability has been incurred and the costs can be reasonably estimated. Warranty reserves are released once the legal liability period has expired or all related work has been substantially completed.”

Comment 4:

Please tell us and disclose your accounting policy for recording litigation reserves in accordance with SFAS 5. Within your response, please tell us and disclose how your non accrual of a loss contingency concerning the “Final Proposal” litigation complies with that policy.

Response:

In accordance with SFAS 5, the Company accrues a charge to income if an unfavorable outcome is probable and the amount of loss can be reasonably estimated. The Company does not delay accrual of a reserve until only a single amount can be reasonably estimated. If an unfavorable outcome is probable and a reasonable estimate of the loss is a range, the Company accrues the best estimate within the range. If no amount within the range is a better estimate than any other amount, the minimum within the range is accrued.

At December 31, 2008, the Company disclosed the “Final Proposal” litigation could result in potential damages ranging from $600,000 to $24 million. Although not specifically disclosed, $750,000 was accrued for this matter as of December 31, 2008. This matter is still unresolved, the $750,000 is not materially different from the low end of the range, and the amount is within the range estimated at December 31, 2008. In future filings, the Company will disclose the amount accrued related to this loss contingency.

Results of Operations

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Other

Interest Expense, page 42

Comment 5:

Please tell us and disclose additional details regarding management’s disclosure of a lower overall weighted average borrowing rate and lower borrowings, as these appear to be contradictory to the financial statements presented. Specifically, it appears that the vast majority of your outstanding debt has a fixed rate and that you have increased the level of borrowing in 2008.

Response:

The Company computes the impact of changes in interest rates and the amount of borrowings outstanding based on the weighted average of such items. Accordingly, the impact of changes in interest rates does not only consider changes in variable rate debt, it also includes the change in the weighted average interest rate resulting from new fixed rate borrowings and fixed rate debt maturities. Additionally, only considering the debt outstanding at the end of the year, as presented in the table of outstanding debt on pages 52 and F-22 of our Form 10-K, does not consider the changes in the Company’s revolving credit facility that occur during the year and the timing of new borrowings and when debt was retired. For example, the outstanding balance on the revolving credit facility was $123.5 million and $0 at December 31, 2008 and 2007, respectively; however, the weighted average balance outstanding on the revolving credit facility of $ 154.3 million in 2007 was actually higher than the weighted average balance of $61.4 million outstanding in 2008.

In addition to the Debt Financing Arrangements table on page 52 of the Form 10-K, the Company currently discloses in Liquidity and Capital Resources the maximum amount outstanding, the weighted average borrowing rate, and the weighted average amount outstanding for 2008 related to the credit facility. Further, in Note 6 to the audited financial statements, the Company discloses a summary of total debt outstanding at December 31, 2008 and 2007, as well as the maximum amount outstanding on the credit facility, the weighted average borrowing rate on the credit facility, and the weighted average amount outstanding on the credit facility for 2008, 2007, and 2006.

Liquidity and Capital Resources

Contractual Commitments, Page 51

Comment 6:

We note your disclosure of total debt outstanding, including the applicable stated interest rates as of December 31, 2008 within Debt Financing Arrangements. However, within your contractual commitments tables it appears that the amount of Current and long-term debt represents principal payments. Please tell us why you have not disclosed interest related to your Current and long-term debt. Refer to footnote 46 in SEC Interpretive Release 33-8350.

Response:

Footnote 46 of SEC Interpretive Release 33-8350 provides that within Liquidity and Capital Resources, one starting point for a company’s discussion and analysis of cash requirements is the tabular disclosure of contractual obligations, supplemented with additional information that is material to an understanding of the company’s cash requirements such as the cash requirements for interest. The Company believes that its disclosure and discussion of cash requirements and interest within Liquidity and Capital Resources, taken as a whole, is appropriate and adequate.

The Debt Financing Arrangement table does provide the outstanding balance, maturity date and stated interest rate applicable to debt obligations. It should be noted that at December 31, 2008, eighty-one percent of the Company’s debt outstanding is fixed-rate debt. However, the Company does have approximately $380 million of debt maturities in 2009. Accordingly, within Liquidity and Capital Resources, the Company discloses and discusses various items related to these maturities including:

•	debt financing alternatives available to refinance the $380 million of debt maturities,

•	the current recession and dislocation in the capital markets has resulted in less favorable interest rates,

•

management’s intention to address these maturities several months in advance could cause a temporary increase in the Company’s outstanding debt until the proceeds can be used to retire maturing debt, and

•

if the Company is unable to access the debt markets on acceptable terms, it may elect to issue common equity, utilize its revolving credit facility and cash flows from operations along with delaying capital expenditures and re-evaluating its dividend policy to meet cash needs.

As the ultimate refinancing alternative executed for the $380 million of debt maturing in 2009 will have such a significant affect on future interest, the Company does not believe any additional disclosure of interest based solely on the terms of debt outstanding at December 31, 2008, would be meaningful. As the Company executes a refinancing alternative or obtains more clarity of the alternative to be executed along with such timing, it will provide additional information and disclosures related to interest in future filings.

Item 8 and Item 15(a)(1) and (2)

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-8

Comment 7:

We note that you have classified Leasing costs as an investing activity. As it appears that leasing is a primary business activity, please tell us the accounting literature relied upon in determining that such leasing costs should be included as investing activities as opposed to an operating activity.

Response:

SFAS 95 provides guidance for the classification of cash flows as operating, investing or financing. As noted in paragraph 24 of SFAS 95, certain items may have the aspects of more than one class of cash flows and that for these items, the appropriate classification shall depend on the predominant source of cash flow for the item. Items with aspects of more than one class of cash flows tend to occur more often within industries such as real estate for which the primary activities and assets generally are of such a long-term nature that a classified balance sheet is not required.

The Company views leasing costs as part of the up-front initial investment cost to obtain a long-term cash inflow. In accordance with SFAS 91, initial leasing costs are deferred and amortized over the life of the related lease. The Company’s lease terms generally range from three to ten years, although certain leases with anchor tenants may be longer. Management considers both leasing costs and tenant improvements in evaluating a prospective lease and determining the return and payback period that it believes is appropriate based on its assessment of a tenant’s credit risk. Further, management’s view of leasing costs as an investment activity is generally consistent with the view of the Company’s debt and equity holders. The Company’s debt holders generally exclude leasing costs from its debt covenants. Additionally, management understands that many of the Company’s equity holders exclude lease costs when evaluating the Company’s operating performance, share price and ability to pay dividends relative to its competitors. Accordingly, based on the long-term nature of the Company’s leases, management’s process for evaluating prospective investment in leases and the manner in which the Company’s debt and equity holders view leasing costs, the most appropriate classification for leasing costs is as an investing activity.

Notes to Consolidated Financial Statements

Note 4. Real Estate Partnership, page F-19

Comment 8:

Please tell us and disclose management’s basis for using the equity method to account for interest in this partnership. Within your response, please tell us who is considered the general partner and your consideration of EITF 04-5. In addition, please tell us and disclose whether you have eliminated intercompany profit generated from fees earned from this partnership and the amount eliminated.

Response:

EITF 04-5 states that the general partners in a limited partnership are presumed to control that limited partnership regardless of the extent of the general partners’ ownership interest in the limited partnership. However, EITF 04-5 also states that this presumption can be overcome if the limited partners have substantive participating rights and that such assessment is a matter of judgment that depends on facts and circumstances.

The Company and its partner, a discretionary fund created and advised by ING Clarion Partners (“Clarion”), are both general partners in the real estate partnership (“the Partnership”) as each holds a 0.1% general partnership interest. In addition, the Company holds a 29.9% limited partnership interest and Clarion holds a 69.9% limited partnership interest. The Company is currently the managing general partner. However, as the managing general partner, the Company can only make decisions that are not significant without Clarion’s approval. Significant decisions that require Clarion’s approval include:

•	acquiring by purchase, exchange or otherwise any real property,

•	disposing by sale, lease, exchange or otherwise any real property,

•	incurring any indebtedness,

•	constructing, altering, improving, repairing or replacing any buildings,

•	making of any capital improvements, replacements, repairs or alterations to existing properties, and

•	entering into, amending, extending, renewing or terminating any lease.

Accordingly, in accordance with EITF 04-5, Clarion has substantive participating rights. Therefore, the Company accounts for the Partnership under the equity method of accounting and eliminates all profit generated from fees earned from the Partnership. During 2008, 2007 and 2006, intercompany profits eliminated were $0.2 million, $0.2 million, and $0.1 million, respectively.

In future filings, the Company will disclose the following: “We hold a general partnership interest. However, Clarion has substantive participating rights and we cannot make significant decisions without Clarion’s approval. Accordingly, we account for our interest in the Partnership using the equity method.”

Note 5. Acquired In-Place Leases, page F-20

Comment 9:

Please tell us and disclose whether management has taken into account below market renewal options in determining the amortization period of the below market lease intangibles.

Response:

If the value of below market lease intangibles includes renewal option periods, the Company includes such renewal periods in the amortization period utilized. The Company will disclose this in future filings.

Note 8. Commitments and Contingencies, page F-25

Comment 10:

We note that the company is self-insured and has disclosed the reserve for warranties and general liability costs, as well as payments on such reserves. Please disclose the amount of reserves established for claims filed separately from those reserves established for claims incurred but not yet reported. Further, please provide a roll forward of the insurance reserves similar to the one required by SOP 94-5.

Response:

In Note 8, the Company discloses the combined total of reserves related to warranties and general liabilities of $8.6 million and $16.0 million at December 31, 2008 and 2007, respectively. The amount of reserves related to insurance is approximately $3.5 million and $3.6 million at December 31, 2008 and 2007, respectively. The decrease in combined total reserves is primarily related to changes in warranty reserves as discussed in detail in Note 8. As the Company is only partially self-insured related to certain matters and such reserves represent approximately 0.2% of total liabilities and 0.1% of total assets, the Company does not believe that SOP 94-5 related to disclosure in financial statements of insurance enterprises is directly or indirectly applicable or that such disclosures would provide meaningful information to the users of the financial statements.

Comment 11:

We note your disclosure of the operating units outstanding as of December 31, 2008 that certain partners can exchange for cash or an equal number of shares at your option. Please disclose the fair value of such operating units if the settlement of such units were to occur at the reporting date.

Response:

As of December 31, 2008, a total of 373,260 operating units were outstanding as disclosed in Note 8 to the financial statements. Using the closing price of $62.08 per common share on

December 31, 2008, these units would have a total fair value of $23.2 million. The Company will include this disclosure in future filings.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, please do not hesitate to contact me at (202) 663-9022.

Thank you for your consideration in these matters.

Sincerely,

/s/ Eric M Green
Eric M. Green

cc:	Andrew Blocher, Federal Realty Investment Trust
Kirk Rogers, Grant Thornton